UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. __)*


                             World Heart Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   980905-20-2
                                   -----------
                                 (CUSIP Number)


                              Mr. Kevin R. Compton
                        Maverick Venture Management, LLC
                                737 Bryant Street
                               Palo Alto, CA 94301
                               Tel (801) 355-6255
--------------------------------------------------------------------------------
             (Name/Address/Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 29, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                    ----------------------------
CUSIP No. 980905-20-2                                                Page 2 of 4
--------------------------------                    ----------------------------

------------ -------------------------------------------------------------------
     1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             Maverick Venture Management, LLC
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
             (SEE INSTRUCTIONS)                                      (b) [ ]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY
------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Nevada
------------------------- ---------- -------------------------------------------
                              7      SOLE VOTING POWER

        Number of                    8,888,889
         shares           ---------- -------------------------------------------
      beneficially            8      SHARED VOTING POWER
        owned by
          each                       9,300,000
        reporting         ---------- -------------------------------------------
         person               9      SOLE DISPOSITIVE POWER
          with
                                     8,888,889
                          ---------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     9,300,000
------------------------- ---------- -------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             18,188,889
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)                                  [ ]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             32.6%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             OO
------------ -------------------------------------------------------------------

Item 1.  Security and Issuer

         This Schedule 13D relates to the Common Shares of World Heart Corporation ("WorldHeart"). The address of the principal executive office of WorldHeart is 7799 Pardee Lane, Oakland, California 94621.

Item 2.  Identity and Background

         This Schedule 13D is filed by Maverick Venture Management, LLC, a Nevada limited liability company (the "Company"). The Company is in the business of managing private investments. The Company's principal office is 737 Bryant Street, Palo Alto, California 94301.

         During the last five years, the Company has not been convicted in a criminal proceeding. In addition, during the last five years the Company has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The funds used to purchase 8,888,889 Common Shares were working capital and cash on hand. The total funds used by the Company to make these purchases through the date of this Schedule 13D were $12,000,000.

Item 4.  Purpose of Transaction

         The Company acquired the Common Shares for investment purposes. The Company is holding its Common Shares solely for investment purposes.

         The Company may acquire on the open market from time to time additional Common Shares. The Company may also sell shares of the Common Stock from time to time. The Company is entitled to nominate up to 2 directors of WorldHeart. Other than in connection with potential Board of Director participation, the Company has no present plans or intentions relating to the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         The Company shares beneficial ownership of 9,300,000 Common Shares held by MedQuest Products, Inc. ("MQP"), as discussed below.

Item 5.  Interest in Securities of the Issuer

         (a) The Company beneficially owns an aggregate of 18,188,889 Common Shares, which represents approximately 32.6% of the outstanding Common Shares. The Company has sole voting and investment power over 8,888,889 Common Shares, which represents 15.9% of the outstanding Common Shares. The Company has shared voting and investment power over 9,300,000 Common Shares, which represents 16.7% of the outstanding Common Shares.

         (b) The Company has the sole power to direct the vote of and to dispose of 8,888,889 Common Shares, which represents approximately 15.9% of the outstanding Common Shares.

         (c) During the 60 days prior to the date of this filing, the Company has not affected any transactions in the Common Shares.

         (d) No person other than the Company has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 8,888,889 Common Shares. Ten percent of the Common Shares owned by MQP are subject to the terms of an Escrow Agreement, as described below.

         (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Under the terms of the Escrow Agreement dated July 29, 2005 by and among WorldHeart, MQP and CIBC Mellon Trust Company, 10% of the 9,300,000 Common Shares issued to MQP will be held in escrow until July 31, 2006 and WorldHeart may make a claim against those Common Shares for any damages suffered by WorldHeart arising as a result of a breach by MQP of the Asset Purchase Agreement dated January 31, 2005, as amended, between MQP and WorldHeart.

Item 7.  Material to be Filed as Exhibits

         N/A.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 5, 2005                                       /s/ KEVIN R. COMPTON
--------------------------------------------         ---------------------------
Date                                                 Signature


                                                     Kevin R. Compton, Manager
                                                     ---------------------------
                                                     Name/Title